Mobile Global Esports, Inc.

July 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Mobile Global Esports, Inc. (“Company”) Registration Statement on Form S-1, filed July 26, 2022 (File No. 333-261877) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Mobile Global Esports, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. ET on Thursday, July 28, 2022, or as soon thereafter as is practicable, unless we or our outside counsel, Donald G. Davis request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Donald Davis, Esq at 213 400 2007.

Very truly yours,

MOBILE GLOBAL ESPORTS, INC.
Name:	David Pross
Title:	Chief Executive Officer